UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                     Keystone Consolidated Industries, Inc.


                             SEC FILE NUMBER: 1-3919
                             CUSIP NUMBER: 493422109



    [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


                       For Period Ended: December 31, 2001


      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                         PART I - REGISTRANT INFORMATION


Full Name of Registrant: Keystone Consolidated Industries, Inc. ("Keystone")

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office: 5430 LBJ Freeway, Suite 1740
                                       Three Lincoln Centre
                                       Dallas, Texas  75240-2697



                        PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [  ]    (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period:

Keystone has been unable to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2001 ("Annual Report") due to delays in assembling the information required to prepare, and be included in, the Annual Report.

As previously disclosed, Keystone did not make the interest payments due August 1, 2001 and February 1, 2002 on its $100 million of 9 5/8% Senior Secured Notes Due 2007 (the "Senior Notes"). Under the governing indenture, a failure to make a scheduled interest payment for 30 days gives the holders of the Senior Notes the right to accelerate the unpaid principal of the Senior Notes. Such a failure also gives the trustee of the Senior Notes the ability to take certain actions and to exercise certain remedies on behalf of the Senior Note holders. Keystone received various consents from holders representing more than 75% of the principal amount of the Senior Notes in which the Senior Note holders agreed to defer exercising their right to accelerate the payment of the Senior Notes pursuant to the acceleration provisions of the Senior Note indenture for specified periods of time, and agreed to not direct the trustee of the Senior Notes to take any action or exercise any remedy available to the trustee as a result of Keystone's failure to make the interest payment. In addition, Keystone's primary working capital lender agreed to forbear remedies available to it solely as a result of Keystone's failure to make the interest payments on the Senior Notes.

Keystone's board of directors authorized the management of Keystone, with the assistance of its financial advisors, to pursue discussions with creditors of Keystone, including holders of the Senior Notes, to facilitate the development and implementation of a consensual, out-of-court restructuring for certain of Keystone's obligations. To date, Keystone has completed the following elements of its restructuring plan:

o Holders representing $93,850,000 principal amount of the Senior Notes have exchanged their Senior Notes for cash and/or new debt or equity securities of Keystone,

o Keystone executed agreements with certain key vendors to provide for the long-term repayment of their existing past-due trade obligations, and

o Documents related to $10 million of new, interest-free subordinated borrowings for Keystone from the County of Peoria, Illinois have been executed, and the funds are being held in escrow by a bank in Peoria pending completion of certain other documents.

As part of its restructuring plan, Keystone is still working on obtaining (i) an extension of its primary working capital credit facility through December 31, 2004 and (ii) new term loan financing from the same lender.

All of these efforts by Keystone to develop and implement a consensual, out-of-court restructuring for certain of its obligations have consumed scarce accounting and financial resources, causing the delay in assembling the information required to prepare, and be included in, the Annual Report for filing.


                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

 Bert E. Downing, Jr., Vice President and Corporate Controller.  972-450-4293.



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Keystone currently expects to report net sales of approximately $309 million in the year ended December 31, 2001. Keystone expects to report a net loss for the same period. While the amount of such net loss is not yet determined, Keystone currently believes such net loss will be larger than the $21 million net loss Keystone reported in the year ended December 31, 2000.

As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Keystone cautions that statements in this Form 12b-25 relating to matters that are not historical facts including, but not limited to, statements found in this Part IV - "Other Information," are forward-looking statements that represent management's belief and assumptions based on currently available information. Forward-looking statements can be identified by the use of words such as "believes", "intends", "may", "should", "could", "anticipates", "expected", or comparable terminology, or by discussions of strategies or trends. Although Keystone believes the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will prove to be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such forward-looking statements. While it is not possible to identify all factors, Keystone continues to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described from time to time in Keystone's other filings with the Securities and Exchange Commission, including, but not limited to, the success of Keystone's out-of-court restructuring efforts, including the items described in Part III above, future supply and demand for Keystone's products (including cyclicality thereof), customer inventory levels, changes in raw material and other operating costs (such as scrap and energy) general economic conditions, competitive products and substitute products, customer and competitor strategies, the impact of pricing and production decisions, the possibility of labor disruptions, environmental matters (such as those requiring emission and discharge standards for existing and new facilities), government regulations and possible changes therein, any significant increases in the cost of providing medical coverage to employees and retirees, the ultimate resolution of pending litigation, successful implementation of the Company's capital improvements plan, international trade policies of the United States and certain foreign countries, and any possible future litigation and other risks and uncertainties. Should one or more of these risks materialize, (or the consequences of such a development worsen) or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. Keystone disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

Keystone Consolidated Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 28, 2002                KEYSTONE CONSOLIDATED INDUSTRIES, INC.



                                    By: /s/ Bert E. Downing, Jr.
                                        ------------------------
                                        Bert E. Downing, Jr.
                                        Vice President and
                                        Corporate Controller